CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024

Independent auditor's report

To the Shareholders of Mako Mining Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Mako Mining Corp. and its subsidiaries (together, the Company) as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited
The Company's consolidated financial statements comprise:

  the consolidated statements of financial position as at December 31, 2024 and 2023;
  the consolidated statements of income and comprehensive income (loss) for the years then ended;
  the consolidated statements of changes in shareholders' equity for the years then ended;
  the consolidated statements of cash flows for the years then ended; and
  the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Key audit matter	How our audit addressed the key audit matter

Stockpiled ore inventory net realizable value assessment

Refer to note 5 - Material accounting policies, note 6 - Estimation uncertainty and judgments in applying the Company's accounting policies and note 9 - Inventories to the consolidated financial statements.

The Company's stockpiled ore inventory balances amounted to $14.3 million as at December 31, 2024. Inventories are stated at the lower of weighted average cost and net realizable value (NRV). The NRV of stockpiled ore is calculated by management based on estimated recoverable ounces of gold within stockpiled ore inventory, and the forecasted gold price per ounce, less the estimated costs of completion and selling expenses. If there is a subsequent increase in the NRV of stockpiled ore, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold. During the year, no NRV write-down was recorded for stockpiled ore inventory.

We considered this a key audit matter due to the significant judgment applied by management in developing the estimated NRV, including assumptions related to estimated recoverable ounces of gold within stockpiled ore, the forecasted gold price per ounce, estimated costs of completion and selling expenses. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to these assumptions used by management.

Our approach to addressing the matter included the following procedures, among others:

  Tested how management determined the NRV of stockpiled inventory, which included the following:

− Tested the mathematical accuracy of the NRV calculations.

− Tested the underlying data used in the NRV calculations, including estimated volumes and related cost of the inventory.

− Evaluated the reasonableness of assumptions used by management by comparing:

  the forecasted gold price per ounce with external market and industry data; and

  the estimated costs of completion and selling expenses with recent actual costs incurred.

  The work of management's experts was used in performing the procedures to evaluate the reasonableness of the estimated recoverable ounces of gold within stockpiled inventory. As a basis for using this work, the competence, capabilities and objectivity of management's experts was evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management's experts, tests of the data used by management's experts and an evaluation of their findings.

Other information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

  Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Melanie Matthews.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia
April 10, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars

As at	Note	December 31,	December 31,
		2024	2023

ASSETS
Current
Cash and cash equivalents		$14,521	$1,498
Receivables, prepaids and other current assets	8	1,733	1,102
Inventories	9	11,087	13,849
Gold stream derivative asset	10	33	265
Total current assets		27,374	16,714

Inventories	9	9,711	4,274
Other assets	8	235	289
Mining interest, plant and equipment	11	69,762	$20,532
TOTAL ASSETS		$107,082	$41,809

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	12	$14,798	$6,506
Term loans and derivative liabilities	13	1,803	3,152
Total current liabilities		16,601	9,658

Accrued liabilities	12	1,165	943
Provision for reclamation and rehabilitation	14	4,363	3,064
Deferred income taxes	21	3,224	-
Term loans and derivative liabilities	13	4,806	7,516
Total liabilities		30,159	21,181

Shareholders' equity
Share capital	15	121,778	87,869
Contributed surplus	15	16,321	12,552
Accumulated other comprehensive income		2,837	1,324
Deficit		(64,013)	(81,117)
Total shareholders' equity		$76,923	20,628
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		107,082	41,809

Events after the reporting period (Note 24)
Commitment (Note 11 (b))

Approved by the Audit Committee of the Board of Directors on April 8, 2025

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

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CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) Expressed in thousands of United States dollars, except per share amounts

		December 31,	December 31,
For the year ended	Note	2024	2023

Revenue	10 & 16(c)(ii)	$91,608	$65,432
Production services revenue		468	516
		92,076	65,948
Cost of sales
Production costs		(38,222)	(28,622)
Write-down of inventories		-	(1,169)
Depreciation, depletion and amortization		(7,469)	(13,321)
		(45,691)	(43,112)
Gross profit		46,385	22,836
Exploration and evaluation expenses		(3,263)	(4,356)
General and administrative expenses	19	(8,649)	(7,194)
Other income (expense)
Accretion and interest expense	20	(971)	(1,449)
Change in provision for reclamation and rehabilitation		-	(31)
Change in fair value of derivative liability	13(b)(c)	(1,727)	(913)
Loss on gold stream derivative asset	10	(232)	(86)
Loss on settlement of reclamation liability	14 (b)	(94)	-
Remeasurement loss from change in timing of cash flow on the Wexford Loan	13(a)	(483)	-
Foreign exchange loss		(1,665)	56
Interest income		48	20
Income before income taxes		29,349	8,883
Income tax expense	21	(6,973)	(2,084)
Deferred income tax	21	(3,224)	-
Income for the year		$19,152	$6,799
Other comprehensive income
Income for the year		19,152	6,799
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		1,513	(78)
Other comprehensive income (loss) for the year		1,513	(78)
Comprehensive income for the year		$20,665	$6,721
Basic income per common share		$0.27	$0.10
Diluted income per common share		$0.26	$0.10
Weighted average common shares outstanding - basic (thousands)		72,086	65,776
Weighted average common shares outstanding - diluted (thousands)		73,712	66,513

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in thousands of United States dollars, except per share amounts

	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2022	65,743	$88,021	$12,087	$1,402	$(87,840)	$13,670
Shares cancelled (NCIB)	(268)	(337)	-	-	(76)	(413)
Common shares issued on RSU vesting	76	185	(185)	-	-	-
Share-based compensation	-	-	650	-	-	650
Net income	-	-	-	-	6,799	6,799
Other comprehensive loss	-	-	-	(78)	-	(78)
Balance at December 31, 2023	65,551	$87,869	$12,552	$1,324	$(81,117)	$20,628
Shares cancelled (NCIB)	(1,997)	(2,651)	-	-	(2,048)	(4,699)
Shares issued on exercise of options	1,767	3,436	(917)	-	-	2,519
Shares issued on exercise of warrants	4	10	(3)	-	-	7
Common shares, replacement options and warrants issued on the acquisition of Goldsource (Note 7)	13,160	32,049	2,185	-	-	34,234
Common shares issued on RSU vesting	396	504	(504)	-	-	-
Common shares issued on DSU vesting	71	101	(101)	-	-	-
Common shares issued to settle reclamation liability	297	460	-	-	-	460
Capital contribution (Note 13 (a))	-	-	2,087	-	-	2,087
Share-based compensation	-	-	1,022	-	-	1,022
Net income	-	-	-	-	19,152	19,152
Other comprehensive income	-	-	-	1,513	-	1,513
Balance at December 31, 2024	79,249	$121,778	$16,321	$2,837	$(64,013)	$76,923

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CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars, except per share amounts

For the year ended	Note	December 31, 2024	December 31, 2023

Operating activities
Income for the year		$19,152	$6,799
Non-cash items:
Accretion and interest expense		958	1,430
Depreciation, depletion and amortization		7,699	13,487
Deferred income tax		3,224	-
Change in provision for reclamation and rehabilitation		-	31
Writedown of inventory		-	1,169
Lease interest		13	18
Loss on settlement of liability		94	-
Change in fair value of derivative liability		1,727	913
Loss on gold stream derivative asset		232	81
Share-based payments		1,022	650
Unrealized foreign exchange loss		2,029	278
		$36,150	$24,856
Changes in non-cash working capital	18	(1,699)	(12,385)
Net cash provided by operating activities		34,451	12,471
Investing activities
Cash acquired on acquisition of Goldsource		517	-
Transaction costs related to acquisition of Goldsource		(824)	-
Expenditures on mining interest, plant and equipment		(12,878)	$(4,764)
Net cash used in investing activities		$(13,185)	$(4,764)
Financing activities
Purchase of common shares - NCIB		(4,698)	(413)
Proceeds from exercise of options		2,524	-
Sailfish Silver Loan		-	6,000
Repayment of Sailfish Silver Loan		(3,630)	(2,316)
Sailfish Silver Loan - interest paid		-	(34)
Repayment of Sailfish Loan Derivative Liability		-	(3,025)
Drawdown on Wexford Loan		-	2,000
Repayment on the Wexford Loan		-	(8,865)
Repayment of interest on the Revised Wexford Loan		(314)	-
Repayment of principal on the Wexford Bridge Loan, acquired on acquisition of Goldsource		(1,457)	-
Repayment of interest on the Wexford Bridge Loan, acquired on acquisition of Goldsource		(57)	-
Payment to GR Silver on settlement of ARO		(500)	-
Payments on lease liability		(101)	(99)
Net cash (used in) provided by financing activities		$(8,233)	$(6,752)
Effect of foreign exchange on cash and cash equivalents		(10)	20

Cash and cash equivalents, beginning of the year		13,023	975
Change in cash and cash equivalents		1,498	523
Cash and cash equivalents, end of year		$14,521	$1,498

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

1. NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol MKO. The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

On July 3, 2024, the Company acquired Goldsource Mines Inc. (individually, or collectively with its subsidiaries, as applicable, "Goldsource"), whereby Mako acquired all of Goldsource's issued and outstanding common shares, resulting in the acquisition of the Eagle Mountain Property, in Guyana, South America (Note 7).

Mako is a gold mining and exploration company. The Company's primary asset is the San Albino mine, an open pit mine located in Nicaragua, which commenced commercial production on July 1, 2021. In addition to its mining operation, Mako continues to explore its other concessions in Nicaragua and Guyana. Refer to Note 24 (a)).

2. BASIS OF PRESENTATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements were authorized for issue by the Board of Directors on April 8, 2025.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases. Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.
Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.
Mako US Corp.	"Mako US"	United States	100%	Incorporated on June 19, 2019, service company
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC
Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to SGI
Stronghold Guyana Inc.	"Stronghold"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint

3. NEW ACCOUNTING POLICIES AND STANDARDS ADOPTED

IAS 1, Presentation of Financial Statements (“IAS 1”)
In October 2022, the IASB issued amendments to IAS 1 titled Noncurrent Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 replace and incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company adopted these amendments with no material impact on the financial statements.

4. RECENT IFRS PRONOUNCEMENTS ISSUED BUT NOT YET EFFECTIVE

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

  Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system;
  Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria;
  New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets);
  Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs; and
  Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements in future periods.

IFRS 18, Presentation and disclosure in financial statements
In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided ("management-defined performance measures"), IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements in future periods.

5. MATERIAL ACCOUNTING POLICIES

(a) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and short-term highly liquid investments with an original term to maturity of three months or less.

(b) Functional and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The functional currency of the parent company, Mako, and its subsidiaries Goldsource and EMGC, is the Canadian dollar, Stronghold is the Guyanese dollar and the functional currency of its remaining subsidiaries is the United States dollar (“US dollar”).

The presentation currency of these consolidated financial statements is the US dollar.

Transactions and balances

Transactions in currencies other than the entity’s functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the financial reporting date while non-monetary assets and liabilities are translated at historical rates. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of income and comprehensive income.

Parent and subsidiary companies

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows:

  assets and liabilities are translated at the closing rate at the date of the statement of financial position; and
  income and expenses are translated at exchange rates at the dates of the transactions, where applicable, an average rate for the applicable period is used as this is considered a reasonable approximation of the actual exchange rates at the dates of the transactions.

All resulting changes are recognized in other comprehensive income as currency translation differences and taken into a separate component of equity. These differences are recognized in the consolidated statement of income in the period in which the operation is disposed of.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(c) Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

(d) Inventories

Inventories are valued at the lower of weighted average cost and net realizable value (“NRV”). NRV is the estimated selling price, less the estimated costs of completion and selling expenses. For supplies and spare parts NRV is estimated based on replacement costs. Any write-downs of inventory to NRV are recorded as cost of sales in the consolidated statement of income or loss. If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold.

Inventory includes work in progress inventory in the form of stockpiled ore and ore in-circuit inventory, finished goods inventory, and supplies and spare parts.

  Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces through grade reconciliation via the ore control process.
  Ore in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form, typically unrefined doré. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process.
  Finished metal inventory consists of gold in doré awaiting refinement, or bullion.
  Supplies and spare parts inventory consist of consumables used in operations, such as fuel, chemicals, reagents and spare parts.

Cost of work in progress inventory and finished goods includes all direct costs incurred in production including mining; crushing, leaching and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment. Inventory costs are charged to production costs on the basis of the quantity of metal sold. Cost of supplies and spare parts inventory include acquisition, freight and other directly attributable costs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(e) Exploration and evaluation expenditures

All exploration and evaluation expenditures are expensed, except for costs related to the acquisition of exploration and evaluation assets which are capitalized.

Management reviews the capitalized costs on its exploration and evaluation assets to consider if there is an impairment to take into consideration arising from current exploration results and management’s assessment of the exploration results and of the future probability of profitable operations from the property, or likely gains from the disposition or option of the property. Indicators of impairment considered by management include: (i) the duration which the Company has the right to explore in the area has expired during the year or will expire in the near future, (ii) substantive expenditure on further exploration for an evaluation of mineral resources in the area is neither budgeted nor planned, (iii) based on the technical reports prepared by management’s experts, whereby sufficient data exists to support that extracting the mineral resources will not be technically feasible or commercially viable and (iv) other facts and circumstances suggest that the carrying amount exceeds the recoverable amount. If a property is abandoned, or considered to have no future economic potential, the acquisition and accumulated exploration and evaluation costs are written off to the statement of income. If the carrying value of a project exceeds its estimated value, an impairment provision is recorded.

When technical feasibility and commercial viability of extracting a mineral resource from a particular mineral property has been determined, exploration and evaluation assets are reclassified to development assets within mineral property, plant and equipment and are subject to impairment test at the time of transfer.

(f) Right-of-use asset and lease liabilities

The Company assesses whether a contract is or contains a lease at inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

  the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months or for leases of low value.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments and any variable lease payments where variability depends on an index or rate, less any lease incentives.

When the lease contains an extension or purchase option that the Company uses its incremental borrowing rate. Lease payments include fixed payments and any variable lease payments where variability depends on an index or rate, less any lease incentives. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU assets and lease liabilities. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of income and comprehensive income.

(g) Mining interest, plant and equipment

Mineral properties

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges. Costs include:

  The fair value of mineral properties acquired;
  The carrying value, less impairments, of exploration and evaluation assets reclassified to development assets;
  Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditures include operating and site administration costs;
  Development costs are capitalized when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineralized tonnes from the estimated measured and indicated and inferred resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized. The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

Deferred Stripping
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to mineral property, plant and equipment.

Production stage stripping costs provide a future economic benefit when:

  It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;
  The Company can identify the component of the ore body for which access has been improved; and
  The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected units of production of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

Plant and equipment
Plant and equipment are carried at cost, less accumulated amortization and impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Amortization is calculated over the useful life on a straight-line basis as follows:

  Building - 10 years;
  Equipment - 2 - 5 years.

The plant was depreciated on a units-of-production basis based on recoverable ounces from the estimated measured, indicated and inferred resources through September 30, 2022, when the Company changed its depreciation method to straight-line. This was done to best reflect the expected pattern of consumption of the future economic benefits of the asset as well as its best estimate of the remaining useful life of the asset being two (2) years from October 1, 2022. On June 1, 2023, the estimated remaining useful life of the plant was extended by an additional 55 months based on the revised remaining useful life of the asset. As at December 31, 2024, the remaining useful life of the plant was 36 months.

(h) Impairment of non-current assets

At each reporting period, the Company assesses whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, or when the decision to proceed with the development of a particular project is taken based on its technical and commercial viability, the Company estimates the recoverable amount of the asset or group of assets and compares it against the carrying amount. The recoverable amount is the higher of the fair value less costs of disposal and the asset’s value in use. If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of income and comprehensive income for the period.

In calculating the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset.

(i) Provision for reclamation and rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when the environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the dismantling, remediation and ongoing treatment and monitoring of a mine and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operation license conditions and, when applicable, the environment in which the mine operates. Discount rates using a pre-tax rate that reflects the time value of money and the risk associated with the liability are used to calculate the net present value. These costs are capitalized and then charged against the consolidated statement of income and comprehensive income over the economic life of the related asset, through amortization using the unit of-production. The corresponding liability is progressively increased as the effect of discounting unwinds creating a finance expense in the consolidated statement of income and comprehensive income.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

Decommissioning costs are also adjusted at each reporting date for changes in estimates. These may include revised expected cash flows, the timing of the cash flows and discount rate. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income and comprehensive income. The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those for site restoration costs.

(j) Share-based payments awards

The grant date fair value of the estimated number of share-based payments awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in the statement of operations or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

For transactions with non-employees, the fair value of equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

(k) Revenue recognition

The Company’s primary source of revenue is from the sale of gold. The refiners who received doré from the Company, refine the materials on the Company’s behalf.

Refined metals are sold at spot prices and revenue is recognized on the trade settlement date.

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognized when control has transferred, which is generally considered to occur when title passes to the customer. Once the title has passed to the customer, the significant risks and rewards of ownership have been transferred, and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the goods. Revenue from the sale of silver is accounted for as a by-product and is recorded as a credit to production costs as all silver produced is currently being used to settle the Company’s Sailfish Silver Loan Derivative Liability (Note 13(c)).

(l) Earnings per share

Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares issued and outstanding during the period.

Diluted EPS is calculated using the treasury stock method and if converted method, as applicable. Under the treasury stock method, the dilutive effect on EPS is calculated presuming the exercise of outstanding options, warrants and similar instruments with an average exercise price below the market price of the underlying shares. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. The if converted method assumes that all equity settled share units have been converted in  determining diluted EPS if they are in-the money, except where such conversion would be anti-dilutive. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be antidilutive.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(m) Income tax

Income tax is recognized in net income (loss) for the period except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or equity, respectively.

Deferred tax is provided using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Mining taxes and royalties are considered to have the characteristics of an income tax when they are imposed under government authority and the amount payable is calculated by reference to taxable income. Obligations arising from royalty arrangements and other types of taxes that do not satisfy these criteria are recognized as current provisions and included in cost of sales.

(n) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

Financial assets
Financial assets are classified and measured at: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) and amortized cost. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset i.e. whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets at amortized cost (debt instruments)
The Company measures financial assets at amortized cost if both of the following conditions: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”). This is referred to as the SPPI test.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Interest received is recognized as part of finance income. Gains and losses are recognized when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include: cash equivalents and receivables.

Financial assets at FVTPL
Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value i.e. that fail the SPPI test. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of income.

An embedded derivative will often make a financial asset fail the SPPI test thereby requiring the instrument to be measured at FVTPL in its entirety.

The Company’s financial assets at FVTPL include: gold stream derivative.

Impairment
An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original EIR, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

Financial liabilities
Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Financial liabilities at FVTPL
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments.

Gains or losses on financial liabilities at FVTPL are recognized in the consolidated statement of income and comprehensive income.

The Company’s financial liabilities at FVTPL include: derivative liability.

Loans and borrowings and payables
After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of comprehensive income. Gains and losses are recognized when the financial liability is derecognized.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The Company’s financial liabilities at amortized cost include:

  accounts payable; and
  term loan

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income and comprehensive income.

(o) Fair value measurement

From time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or a cash generating unit at fair value less cost of disposal (“FVLCD”).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

6. ESTIMATION UNCERTAINTY AND JUDGMENTS IN APPLYING THE COMPANY’S ACOUNTING POLICIES

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Outlined below are the key areas which require management to make significant judgements, estimates and assumptions in determining carrying values.

Areas where estimation uncertainty have the most significant effect on the amounts recognized in the consolidated financial statements include:

(a) Estimated mineral resources

Mineral resources are estimates of the amount of metal that can be extracted from the Company’s properties, considering both economic and legal factors. The Company estimates the quantity and/or grade of its mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires judgments to interpret the complex geological data. Calculating mineral resources is based upon factors such as estimates of metallurgical recoveries along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral resources may affect the Company’s financial position in a number of ways, including:

  asset carrying values may be affected due to changes in estimated future cash flows;
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

  depreciation charges in the Company’s consolidated statement of comprehensive income (loss) may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and
  provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.

(b) Reclamation and remediation provisions

Reclamation and remediation provisions represent the present value of estimated future costs for the reclamation of the Company’s mines and properties. These estimates include assumptions as to the cost of services, timing of the reclamation work to be performed, inflation rates, foreign exchange rates and interest rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements as new information becomes available and will assess the impact of new regulations and laws as they are enacted. Any changes to assumptions will result in an adjustment to the provision which affects the Company’s liabilities and either its mining interest, plant and equipment or statement of income.

(c) Depreciation, depletion and amortization

The Company uses the units of production method to deplete mineral properties and the straight-line method to amortize plant and equipment. The calculation of the unit of production rate and the useful life and residual values of plant and equipment, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in the Company’s mine plans, changes in the estimation of mineral resources and changes in the estimated remaining life or residual value of plant and equipment.

Areas where accounting policy judgements have the most significant effect on the amounts recognized in the consolidated financial statements include:

(d) Exploration versus Development Expenditures

The classification of exploration versus development expenditures requires management to make significant judgements. Exploration expenditures are incurred during the search for mineral resources, while development expenditures relate to preparing identified resources for commercial production.

Judgement is required to determine the point at which exploration activities transition to development activities, which involves assessing factors such as the technical feasibility and commercial viability of extracting the resource. These judgements are made considering the specific circumstances of each project and are reviewed periodically to reflect any changes in economic or operational factors.

These determinations can materially impact the financial statements, as exploration expenditures are expensed as incurred, whereas development expenditures may be capitalized as part of the asset's cost.

(e) Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of Goldsource was determined to be a purchase of assets (Note 7).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(f) Silver obligations

The carrying value of the Sailfish Silver Loan represents management’s best estimate of the fair value of the arrangement. The fair value incorporates estimates of silver prices and discount rates. Judgment was made in determining that it’s a derivative. (Refer to note 13(c)).

(g) Deferred income taxes

The determination of income tax expense and deferred income tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred income taxes or the timing of tax payments.

(h) Impairment of non-current assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral properties, plant and equipment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal of cash generating units for impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

(i) Stockpiled ore and ore in-circuit net realizable value

Management applies significant judgment in developing the NRV of stockpiled ore and ore in-circuit inventory, including assumptions related to estimated recoverable ounces of gold within stockpiled ore and ore in-circuit inventory, the estimated forecasted gold price per ounce, estimated costs of completion and selling expenses.

7. ACQUISITION OF GOLDSOURCE MINES INC.

On July 3, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Goldsource, by way of a plan of arrangement (the “Transaction”). In doing so, the Company acquired 100% of the Eagle Mountain Project, located in Guyana. Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Eagle Mountain Project and therefore accounted for the transaction as an asset acquisition. The former shareholders of Goldsource received 0.22 of a Mako common share for every one Goldsource share held (the “Exchange Ratio”). Additionally, the Company adjusted the Goldsource options and warrants with equivalent Mako options and warrants with the number of such securities issuable and exercise prices adjusted by the 0.22 Exchange Ratio.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The purchase price of the acquisition was $35,062,532 consisting of the fair value of Mako common shares issued of $32,048,774, based on the issuance of 13,159,860 common shares of Mako at C$3.34 per share; the fair value of Mako replacement stock options of $1,461,436 (1,181,950 equivalent stock options for Mako common shares); and the fair value of Mako replacement warrants of $723,301 (841,503 equivalent warrants for Mako common shares). Mako incurred acquisition related costs of $829,021, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free interest rate ranging from 3.57% to 4.05%, an expected volatility of between 26.90% and 69.44%, and expected average life of up to 4.42 years. The replacement warrants have been valued using the Black-Scholes option pricing model based on a risk-free interest rate of 4.05%, an expected volatility of 57.55%, and expected life of 0.88 years.

Total purchase price was determined as follows:

$
Common share issued	32,049
Stock options replaced	1,461
Warrants replaced	723
34,233
Goldsource Transaction costs	829
35,062

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Fair value of net assets acquired and (liabilities) assumed	As at July 3, 2024
Assets acquired and liabilities assumed:
Cash	$517
Amounts receivable and prepaid expenses	454
Building, vehicles and equipment	402
Mining interest	37,685
Less:
Accounts payable and accrued liabilities	(1,225)
Provision for reclamation and rehabilitation	(1,265)
Wexford Bridge Loan and accrued interest	(1,506)
$35,062

As part of the liabilities assumed in the Goldsource Transaction, the Company also assumed a loan of C$2,000,000 from the Wexford Lenders (the “Wexford  Bridge Loan”) (also refer to Note 13(a)). The Wexford Bridge Loan was unsecured and incurred interest at a rate of 12% per annum, payable semiannually, and matures on March 26, 2025.

Following the completion of the Goldsource Transaction, the Company extinguished the Wexford Bridge Loan with a payment of $1,513,715 (C$2,077,589) made on July 22, 2024.

As at December 31, 2024, the balance outstanding on the Wexford Bridge Loan was $nil.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

 8. RECEIVABLES, PREPAIDS AND OTHER ADVANCES

As at	December 31, 2024	December 31, 2023
Trade receivable	$321	$304
Prepaid expenses	715	328
Supplier advances and deposits	637	263
Other	60	207
	1,733	1,102
Disclosed as non-current:
Prepaid expenses	35	-
Supplier advances and deposits	171	289
Deferred transaction costs	29	-
	235	289
	$1,968	$1,391

9. INVENTORIES

As at	December 31, 2024	December 31, 2023
Stockpiled ore	$6,645	$9,265
Ore in-circuit	1,501	1,232
Finished metal	232	278
Supplies and spare parts	2,709	3,074
	11,087	13,849
Disclosed as non-current:
Stockpiled ore	7,651	4,274
Supplies and spare parts	2,060	-
	9,711	4,274
	$20,798	$18,123

As at December 31, 2024 and 2023, ore in-circuit, finished metal and stockpiled ore was recorded at cost. During the year ended December 31, 2024, no write downs were recorded (2023: stockpiled ore was written down by $1,168,593).

During the year ended December 31, 2024, management reclassified supplies and spare parts as noncurrent assets if they were intended for use beyond a 12-month period.

10. GOLD STREAM DERIVATIVE ASSET

Gold stream derivative asset arises from the amended gold stream agreement the Company entered into with Sailfish Royalty Corp. (“Sailfish”) (also refer to Note 13(c)) in November 2018 whereby the Company received $1,096,051 (the “Gold Stream Advance”) which was recorded as a credit to the mineral property. At that time, it was determined to be a disposition of mineral interest. In return for the Gold Stream Advance, the Company is required to deliver 4% of gold production to Sailfish and is to receive a payment at 25% of the market price of the gold delivered. Effectively the Company sold 4% of the gold mineralization relating to the mineral property and is being paid for services relating to the processes required to obtain the finished metal. As the price of gold is not closely related to the price of the services being provided, the contract to provide these services contains an embedded derivative that requires separation from the host contract.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The contract to deliver to Sailfish its 4% of gold production, in return for 25% of the market value of the gold delivered, contains an embedded derivative that was previously of minimal value. This derivative consists of a "swap" of the variable payment based on the price of gold for the fixed price implied by the contract. As at December 31, 2024, this derivative was determined to be an asset of $33,286 (December 31, 2023: $264,900) based on current spot and future gold prices, and projected deliveries under the contract, all of which is disclosed as a current asset in the statement of financial position.

For the year ended December 31, 2024, the Company delivered a total of 782 (2023: 1,058) ounces of gold to Sailfish, pursuant to this agreement. In exchange the Company received $468,218 (2023: $510,400) and there was a loss in the change in fair value on the derivative of $231,614 for the year ended December 31, 2024 (2023: $86,323).

11. MINING INTEREST, PLANT AND EQUIPMENT

	San Albino Project	Plant	Exploration Projects	Land & Building	Equipment	Right-of- use asset	Total
Cost
As at December 31, 2022	$14,808	$38,742	$765	$5,391	$3,578	$353	$63,637
Additions	-	77	-	244	461	-	782
Reclass assets	220	(220)	-	-	-	-	-
Asset retirement obligation	161	131	-	-	-	-	292
Deferred stripping	3,798	-	-	-	-	-	3,798
As at December 31, 2023	$18,987	$38,730	$765	$5,635	$4,039	$353	$68,509
Additions	5,065	458	20	1,414	2,177	-	9,134
Acquisition	-	-	37,655	281	121	-	38,057
Asset retirement obligation	684	40	18	-	-	-	742
Deferred stripping	5,887	-	-	-	-	-	5,887
Translation of foreign operation to presentation currency	-	-	(51)	-	-	-	(51)
As at December 31, 2024	$30,623	$39,228	$38,407	$7,330	$6,337	$353	$122,278

Accumulated depreciation
As at December 31, 2022	$9,159	$20,151	$-	$146	$1,888	$29	$31,373
Depreciation	9,671	6,210	-	39	596	88	16,604
As December 31, 2023	$18,830	$26,361	$-	$185	$2,484	$117	$47,977
Depreciation	395	3,135	-	64	856	89	4,539
As at December 31, 2024	$19,225	$29,496	$-	$249	$3,340	$206	$52,516

Net book value as at December 31, 2022	$5,649	$18,591	$765	$5,245	$1,690	$324	$32,264
Net book value as at December 31, 2023	$157	$12,369	$765	$5,450	$1,555	$236	$20,532
Net book value as at December 31, 2024	$11,398	$9,732	$38,407	$7,081	$2,997	$147	$69,762

(a) Exploration projects in Nicaragua are Potrerillos at $645,000 and El Jicaro at $120,000.

(b) Exploration projects in Guyana are the Eagle Mountain Project at $37,685,000 acquired on acquisition of Goldsource.

On September 30, 2024, the Guyana Geology and Mines Commission granted a prospecting license on the Eagle Mountain Project to the Company's subsidiary, Stronghold, for a three-year term. As part of the prospecting license application, the Company is obliged to spend, by December 31, 2025, a minimum of $2,560,000 on the execution of the work program of the prospecting license.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2024	December 31, 2023
Accounts payable and accrued liabilities	$10,043	$5,924
Lease liability (Note 12 (a))	97	88
Income taxes payable	4,346	271
Surface rights acquisitions	-	200
Due to related parties (Note 16 (a)&(b))	312	23
Total current liabilities	$14,798	$6,506

Non-current liability
Lease liability (Note 12 (a))	69	168
Accrued liabilities (Note 12 (b))	1,096	775
Total non-current liabilities	1,165	943
Total accounts payable and accrued liabilities	$15,963	$7,449

(a) Lease liability

As at	December 31,	December 31,
	2024	2023
Opening balance	$256	$337
Lease payments made	(103)	(99)
Finance charges	13	18
Closing balance	166	256
Less: current portion	(97)	(88)
	$69	$168

(a) The lease liability was discounted at a discount rate of 6%.

$
Total lease payments payable for the next twelve months	105
Total lease payments payable for the next 1-3 years	71

(b) Severance Obligation

Non-current accrued liabilities as at December 31, 2024, include severance obligation for employees at the Company’s operations in Nicaragua of $878,260 (December 31, 2023: $602,073). The severance is computed based on the years of service at the last salary of employment. Employees that work six years or more have a maximum benefit of five months’ salary. The calculation is in line with labor regulations in Nicaragua.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

 13. TERM LOANS AND DERIVATIVE LIABILITIES

As at	Wexford Loan	Wexford Bridge Loan	Sailfish Silver Loan Derivative Liability	Total
	(Note 13 (a))	(Note 7)	(Note 13 (c))
Balance, Decemeber 31, 2022	$12,268	$-	$-	$12,268
Funds received	2,000	-	6,000	8,000
Principal repayments made	(8,865)	-	-	(8,865)
Accrued interest and cash bonus interest accrual	884	-	-	884
Cost to deliver 108,000 oz of silver	-	-	(2,549)	(2,549)
Fair value adjustment	-	-	930	930
Balance, December 31, 2023	$6,287	$-	$4,381	$10,668
Liability assumed on acquisition of Goldsource	-	1,506		1,506
Extinguishment of the original financial liability and replacement with the Revised Wexford Loan	(2,087)	-	-	(2,087)
Remeasurement loss from change in timing of cash flows	483	-	-	483
Accretion and accrued interest	754	8	-	762
Repayments	(314)	(1,514)	-	(1,828)
Cost to deliver 162,000 oz of silver	-	-	(4,622)	(4,622)
Fair value adjustment	-	-	1,727	1,727
Balance, December 31, 2024	$5,123	$-	$1,486	$6,609

Disclosed as follows as at December 31, 2024:
Current liabilities	$317	$-	$1,486	$1,803
Non-current liabilities	4,806	-	-	4,806
	5,123	-	1,486	6,609

(a) Wexford Loan and Revised Wexford Loan

On February 20, 2020, the Company entered into a $15,150,000 unsecured loan facility (the "Wexford Loan") from Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Debello Trading Limited and from August 22, 2023, Wexford Focused Trading Limited (collectively, the "Lenders"), each private investment fund is managed by the Company's controlling shareholder, Wexford Capital LP ("Wexford"). The Wexford Loan may be prepaid at any time, in whole or in part, at par plus accrued but unpaid interest, without penalty or premium. The Wexford Loan bears interest at the rate of 10% per annum. The Company paid a non-refundable up-front fee of $150,000 to the Lenders on the closing of the Wexford Loan.

On August 22, 2023, the Lenders agreed to increase the loan facility by an additional $2,000,000 and advanced an additional $2,000,000 to the Company.

As at December 31, 2023, the principal of $17,150,000 was repaid and the remaining amounts owing all represented interest. Those interest amounts in turn accrue interest at 10% per annum.

On March 27, 2024, the Company entered into an eighth amending agreement for the Wexford Loan wherein the Company and the Lenders agreed to further extend the maturity date from March 31, 2025 to March 31, 2029 and to transfer the existing facility comprised of accrued interest and cash bonus interest into a new term loan with a balance of $6,287,872. The new loan accrues interest at a rate of 10% per annum compounded semi-annually and matures on March 31, 2029. Due to the substantial modification of the terms of the agreement, management accounted for this transaction as an extinguishment of the original financial liability and replacement with a new financial liability (the “Revised Wexford Loan”).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The Company used an effective interest rate of 18%, the estimated market interest rate for nonrelated parties based on comparable debt when valuing the Revised Wexford Loan upon initial recognition and assumed the accrued interest and principal would be paid at maturity. As a result, the Company recorded a capital contribution from a related party of $2,088,329 directly in contributed surplus during the year ended December 31, 2024, arising from the difference between the actual rate and the estimated market rate. The Revised Wexford Loan is measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

At December 31, 2024, the Company changed its estimated timing of cash flows with respect to the Revised Wexford Loan and expects to make interest payments on a semi-annual basis over the remaining term of the agreement. As a result, the Company recalculated the gross carrying amount of the liability and recognized a remeasurement loss of $482,736.

During the year ended December 31, 2024, the Company recorded $754,017 of accretion and accrued interest on the Revised Wexford Loan all of which has been expensed.

During the year ended December 31, 2023, the Company recorded $883,618 of accrued interest and cash bonus interest on the Wexford Loan all of which has been expensed.

(b) Sailfish Loan and Derivative Liability

On August 27, 2021, the Company entered into a $8,000,000 unsecured gold-linked two-year term loan with Sailfish, a company related by common shareholders and a common director (the “Sailfish Loan”). The Sailfish Loan is to be repaid with 24 monthly payments, with each monthly payment equal to the cash equivalent of 205 ounces of gold at the average market gold price subject to a minimum price of $1,750 and a maximum price of $2,000 (the “Price Parameters”).

Management determined that the Sailfish Loan was a debt contract with an embedded derivative. By fixing the number of ounces that would have to be repaid to satisfy the debt obligation, the Company is essentially entering into a commodity forward. As the price of gold is not closely related to the host debt contract, the forward is required to be separated from the host contract and accounted for at fair value, with any movements going through the statement of income and comprehensive income.

The embedded derivative reflects the fact that the cash payment is variable as it is linked to the fluctuating price of gold with the Price Parameters of a cap at $2,000 and a floor at $1,750 acting as call and put options.

On March 2, 2023, the Sailfish Loan was modified whereby the remaining seven payments were to be made in physical silver in lieu of cash.

As at December 31, 2023, the Sailfish Loan was fully repaid.

During the year ended December 31, 2023, the Company recorded $399,516 of finance expense accretion on the Sailfish Loan, and $17,605 of fair value adjustment on the Sailfish Loan.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(c) Sailfish Silver Loan Derivative Liability

On May 24, 2023, the Company entered into an agreement with Sailfish, whereby Sailfish advanced $6,000,000 (received, May 25, 2023) for the delivery of a fixed number of ounces of silver (13,500), on the last day of the month or the gold equivalent, for a period of 24 months (“Silver Loan”). Interest on the Silver Loan is accrued at US Prime (8.25%) plus four percent per annum, calculated daily on undelivered ounces when due. Sailfish also has the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company’s San Albino-Murra concession for an additional $1,000,000.

The Company determined that the stream obligation is a derivative liability, and as such, the stream obligation is recorded at FVTPL at each statement of financial position date.

The fair value of the stream obligation was valued using a discounted cash flow model. The significant assumptions developed by management used in the model included: the silver forward price curve and a discount rate of 32.16%.

During the year ended December 31, 2024, the Company delivered 12 installments (2023: eight) totaling 162,000 (2023: 108,000) ounces of silver.

During the year ended December 31, 2024, a change in the fair value of the Silver Loan of $1,727,270 (2023: $930,124) was recorded in change in fair value of derivative liability in the statement of income and comprehensive loss.

As at December 31, 2024, there are four remaining installments owed by the Company totaling 54,000 ounces of silver. Refer to Note 24(b).

14. RECLAMATION AND REHABILITATION OBLIGATIONS ("ARO")

	San Albino Project	Eagle Mountain Project		La Trinidad Mine	Total
Balance, December 31, 2022	$1,820	$-		$813	$2,633
Cash outflows for reclamation and rehabilitation activities	-	-		(3)	(3)
Changes in estimate	291	-		31	322
Accretion expense	87	-		25	112
Balance, December 31, 2023	$2,198	$-		$866	$3,064
Liability acquired on acquisition of Goldsource	-	1,265		-	1,265
Cash outflows for reclamation and rehabilitation activities	(4)	-		-	(4)
Changes in estimate	725	(13)		-	712
Accretion expense	130	64		-	194
Liability extinguished	-	-		(866)	(866)
Translation of foreign operation to presentation currency	-	(2)		--	(2)
Balance, December 31, 2024	$3,049	$1,314	$		$4,363

(a) The Company has recognized closure and reclamation liabilities relating to the San Albino Project and to the Eagle Mountain Project and has determined that no significant closure and reclamation liabilities exist in connection with the activities on its other properties. The Company has calculated the present value of the closure and reclamation provision as at December 31, 2024, using the undiscounted estimate of cash outflows associated with reclamation activities as $4,984,343 (December 31, 2023: $3,509,405), with $3,533,274 (December 31, 2023: $2,618,661) associated to the San Albino Project, with $1,451,069 associated to the Eagle Mountain Project and with $nil (December 31, 2023: $890,744) associated to the La Trinidad mine and. The provision was determined using discount rates ranging between 4.25% - 5.00% (December 31, 2023 - 3.93% - 4.51%) and an inflation rate ranging between 2.46% and 2.50% (December 31, 2023 - 2.43%).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(b) Extinguishment of La Trinidad Mine ARO

On February 15, 2024, the Company entered into an agreement with GR Silver Mines Ltd. ("GR Silver") to settle all liabilities and responsibilities, including but not limited to the reclamation and rehabilitation obligations, of the Company, related to the sale of the Company's Mexican operations to GR Silver in March 2021 ("Settlement and Release Agreement").

Pursuant to the terms of the Settlement and Release Agreement, the Company made a cash payment of $500,000 to GR Silver and issued 296,710 common shares of the Company for a total payment of $960,000. A loss of $94,077 on the disposition of the liability was recognized in the statement of income and comprehensive income for the year ended December 31, 2024.

15. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares, without par value.

(b) Issued

(i) On November 19, 2024, the Company commenced a normal course issuer bid ("NCIB-2025") whereby the Company intends to purchase up to an aggregate of 3,956,485 common shares of the Company, representing 5% of the common shares issued and outstanding as of that date. All common shares acquired by the Company under the NCIB 2025 will be subsequently cancelled. Purchases under the NCIB-2025 will end no later than November 18, 2025. Refer to Note 24 (c).

(ii) On November 7, 2023, the Company commenced a normal course issuer bid ("NCIB-2024") whereby the Company approved the purchase up to a maximum of 3,290,929 common shares in the capital of the Company. All common shares acquired by the Company under the NCIB-2024 are to be subsequently cancelled. Purchases under the NCIB-2024 ended on November 6, 2024. During the year ended December 31, 2024, the Company purchased 1,996,900 common shares of the Company, under the NCIB-2024 for $4,698,613 (C$6,409,905) and allocated $2,048,168 (C$2,796,948) to deficit. These common shares were cancelled.

(iii) During the year ended December 31, 2024, 1,767,853 common shares of the Company were issued on the exercise of 1,767,853 share options with a weighted average exercise price of C$1.95 per option for gross proceeds of $2,517,487 (C$3,439,858). The fair value of $917,808 (C$1,230,006) was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$3.27.

(iv) During the year ended December 31, 2024, 3,696 common shares of the Company were issued on the exercise of 3,696 warrants with a weighted average exercise price of C$2.50 per warrant for gross proceeds of $6,777 (C$9,240). The fair value of $3,544 (C$4,861) was transferred from contributed surplus to share capital. The weighted average share price at the date of exercise was C$3.55.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

 (v) During the year ended December 31, 2024, 395,720 common shares of the Company were issued on the vesting of 395,720 restricted share units and the fair value of $504,277 (C$672,888) was transferred from contributed surplus to share capital.

(vi) During the year ended December 31, 2024, 70,600 common shares of the Company were issued on the vesting of 70,600 deferred share units and the fair value of $100,711 (C$132,890) was transferred from contributed surplus to share capital.

(vii) On July 3, 2024, 13,159,860 common shares of the Company were issued on the acquisition of Goldsource with a value of $32,048,774. Refer to Note 7.

(viii) On March 27, 2024, 296,710 common shares of the Company were issued to GR Silver with a value of $460,000 (C$623,300). Refer to Note 14 (b).

(ix) On March 8, 2023, the Company consolidated its shares on a ten-for-one basis. All share and per share amounts in these consolidated financial statements have been adjusted retroactively to reflect this change.

(x) During the year ended December 31, 2023, 75,190 common shares of the Company were issued on the vesting of 75,190 restricted share units and the fair value of $185,462 was transferred from contributed surplus to share capital.

(c) Share options

	For the year ended		For the year ended
	December 31, 2024		December 31, 2023
	Number of options	WAEP	Number of options	WAEP
Opening balance	3,736,504	C$2.62	3,370,004	C$2.68
Granted	200,000	3.31	540,000	2.13
Mako replacement options on acquisition of Goldsource	1,181,950	2.49	-	-
Exercised	(1,767,853)	1.95	-	-
Forfeited	(45,000)	2.13	(22,500)	2.13
Expired	(1,500,551)	3.18	(151,000)	2.27
Ending balance	1,805,050	C$2.83	3,736,504	C$2.62
Options exercisable	1,429,217	C$2.88	3,294,004	C$2.66
Weighted average remaining contractual life (in years)	2.77		1.23
WAEP = Weighted average exercise price

On June 25, 2024, the Company granted 200,000 stock options to an officer of the Company exercisable to acquire one common share of the Company at an exercise price of C$3.31 per share for a term of five years, expiring on June 25, 2029. The options vest as to 33.3% on the date of grant, and as to 33.3% on each of the first and second anniversary of the date of grant. The fair value of these options was calculated as $271,893 (C$371,800) using the Black-Scholes model.

On May 12, 2023, the Company granted 540,000 stock options to employees and consultants of the Company exercisable to acquire one common share of the Company at an exercise price of C$2.13 per share for a term of five years, expiring on May 12, 2028. The options vest as to 25% on the date of grant, and as to 25% on each of the first, second and third anniversary of the date of grant. The fair value of these options was calculated as $488,691 (C$656,567) using the Black-Scholes model.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

During the year ended December 31, 2024, the Company recorded share-based payments expense of $279,207 (2023: $308,140), all of which is included in general and administrative expenses.

(d) Restricted share units ("RSU")

On October 13, 2023, the Company granted 975,000 restricted share units ("RSU") to officers of the Company. The RSUs vest annually over three years commencing on October 13, 2024. Once vested, each RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. The fair value was C$1.36 per RSU with a total fair value of $973,039 (C$1,326,000) based on the market value of the underlying shares at the date of issuance.

On May 12, 2023, the Company granted 38,829 RSU to officers of the Company. Each RSU will vest 50% on the first anniversary of the grant date (being May 12, 2024), 25% on the one year and sixth month anniversary of the grant date (being November 12, 2024) and the remaining 25% on May 12, 2025. Once vested, each RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. The fair value was C$2.04 per RSU with a total fair value of $58,957 (C$79,211) based on the market value of the underlying shares at the date of issuance.

For the year ended December 31, 2024, total share-based compensation relating to RSUs was $543,254 (2023: $254,250), of which all is included in general and administrative expenses.

For the year ended December 31, 2024, 395,720 RSUs vested, 33,590 RSUs were cancelled and 72,724 RSUs were forfeited.

As at December 31, 2024, there were 586,985 (December 31, 2023 - 1,089,019) RSUs outstanding.

(e) Deferred share units ("DSU")

On October 16, 2023, the Company granted 275,000 deferred share units ("DSU") to the Company's directors. Each DSU will vest on the director's termination of service and is exercisable into one common share entitling the holder to receive the common share for no additional consideration or receive the cash equivalent or a combination thereof, at the discretion of the Company. The fair value was C$1.36 per DSU with a total fair value of $274,445 (C$374,000) based on the market value of the underlying shares at the date of issuance.

On December 13, 2024, following the departure of a board member, 70,600 DSU vested, and 70,600 common shares of the Company were issued and the fair value of $100,711 (C$132,890) was transferred from contributed surplus to share capital.

For the year ended December 31, 2024, total share-based compensation relating to DSUs was $199,535 (2023: $88,660), of which all is included in general and administrative expenses.

At December 31, 2024, there were 315,640 (December 31, 2023: 386,240) DSUs outstanding.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(f) Warrants

For the year ended	December 31, 2024		December 31, 2023
	Number of warrants	WAEP	Number of warrants	WAEP
Opening balance	-	C$-	-	C$-
Mako replacement warrants on acquisition of Goldsource	841,503	2.50	-	-
Exercised	(3,696)	2.50	-	C$-
Ending balance	837,807	C$2.50	-	-
Weighted average remaining contractual life (in years)	0.38
WAEP = Weighted average exercise price

Warrants expire on May 19, 2025.

(g) The fair value of stock options and warrants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

For the year ended	December 31, 2024		December 31, 2023
	Options	Warrants	Options	Warrants
Risk-free interest rate	3.78%	4.05%	3.16%	N/A
Expected dividend yield	-	-	-	N/A
Expected stock price volatility	61.05%	57.55%	64.71%	N/A
Expected life in years	2.90 years	0.9 years	5 years	N/A
Forfeiture rate	0.00%	0.00%	0.00%	N/A
Weighted average fair value	C$1.71	C$1.18	C$1.22	N/A

16. RELATED PARTY TRANSACTIONS

(a) Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

For the year ended	December 31, 2024	December 31, 2023
Director fees	$265	$365
Salaries, consulting and management fees	2,071	1,285
Share-based compensation	855	365
Total	$3,191	$2,015

As at December 31,	2024	2023
Amount included in accounts payable and accrued liabilities	$303	$23

During the year ended December 31, 2024, the Company granted performance bonuses of $986,275 (2023: $407,226) to three senior members of management and recorded a severance of $205,485 to the former Chief Financial Officer. These amounts are included in the general and administrative expenses.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

In November 2024, a special committee of three directors was established to oversee a potential acquisition. Each director on the committee receives a monthly fee of $4,000, while the chair receives $5,000 per month.

A special committee was set up in November 2022, comprised of two directors and each member of this committee received a fee of $8,000 per month. Effective January 1, 2024, the rate was reduced to $2,000 per month per member.

(b) Tes-Oro Mining Group, LLC (“Tes-Oro”)

Tes-Oro is a private company controlled by the Company’s Chief Operating Officer. Tes-Oro is a fullservice engineering, procurement and construction management firm working with the Company. During the year ended December 31, 2024, the Company expensed fees relating to consulting services of $9,455 (2023: $2,845), reclamation and rehabilitation expenses of $nil (2023: $8,555) and $37,587 (2023: 35,318) in general office expenses. Amounts payable to Tes-Oro as at December 31, 2024, were $9,397 (December 31, 2023: $nil).

(c) Sailfish Royalty Corp. (“Sailfish”)

Sailfish is a publicly traded company related by common shareholders, and a director. In addition to the Sailfish Loan and the Sailfish Silver Loan (Note 13 (b)& (c)), during the year ended December 31, 2024, the Company’s subsidiary Nicoz had the following transactions with Sailfish:

Gold stream sales

i.  Nicoz received advances of $384,136 (2023: $573,923) for the purchase of gold ounces.

ii. Nicoz sold 782 (2023: 1,058) ounces of gold to Sailfish for $468,218 (2023: $510,400) of which $468,112 (2023: $515,928) is recorded as production services revenue and $231,614 (2023: gain of $86,323) is included in the loss on gold stream derivative asset disclosed in the consolidated statement of income and comprehensive income (loss).

As at December 31, 2024, a balance of $69,698 was receivable from Sailfish and is included in receivables (December 31, 2023 –$295,112).

Royalty fee
Sailfish is entitled to a two percent net smelter royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018 (refer to Note 10).

During the year ended December 31, 2024, a royalty fee of $974,776 (2023: $261,106) was payable to Sailfish and is included in production costs in the consolidated statement of income and comprehensible income (loss).

During the year ended December 31, 2024, Nicoz offset $309,390 in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish.

As at December 31, 2024, a balance of $432,870 (2023: $246,445) was payable to Sailfish and is included in accounts payable and accrued liabilities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

17. SEGMENTED INFORMATION

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Project in Nicaragua and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

For the year ended December 31, 2024 and 2023, the Company’s principal product was gold sold to refineries at spot market prices by the Company’s subsidiary, Nicoz. The gold was produced at the San Albino Project in Nicaragua.

The Company’s segments are summarized as follows:

			Total Operating	Corporate
	Guyana	Nicaragua	Segments	Headquarters	Total
	$	$	$	$	$
For the year ended December 31, 2024:
Revenue	-	92,076	92,076	-	92,076
Production costs	-	(38,222)	(38,222)	-	(38,222)
Depreciation, depletion and amortization	-	(7,469)	(7,469)	-	(7,469)
Cost of sales	-	(45.691)	(45,691)	-	(45,691)
Exploration and evaluation expenses	(1,315)	(1,948)	(3,263)	-	(3,263)

As at December 31, 2024:
Exploration projects	37,641	766	38,407	-	38,407
Land and building	271	6,804	7,075	-	7,081
Equipment	200	2,780	2,980	6	2,997
Right-of-use asset	-	-	-	17	147
Mineral property and plant	-	21,130	21,130	147	21,130
Total non-current assets	38,112	31,480	69,592	170	69,762

For the year ended December 31, 2023:
Revenue	-	65,948	65,948	-	65,948
Production costs	-	(28,622)	(28,622)	-	(28,622)
Write-down of inventories	-	(1,169)	(1,169)	-	(1,169)
Depreciation, depletion and amortization	-	(13,321)	(13,321)	-	(13,321)
	-	(43,112)	(43,112)	-	(43,112)
Exploration and evaluation expenses	-	(4,356)	(4,356)	-	(4,356)

As at December 31, 2023:
Exploration projects	-	765	765	-	765
Land and building	-	5,441	5,441	9	5,450
Equipment	-	1,532	1,532	23	1,555
Right-of-use asset	-	-	-	236	236
Mineral property and plant	-	12,526	12,526	-	12,526
Total non-current assets	-	20,264	20,264	268	20,532

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

18. SUPPLEMENTARY CASH FLOW INFORMATION

For the year ended	December 31, 2024	December 31, 2023
Changes in non-cash working capital:
Change in receivables	$(79)	$412
Change in inventories	(5,845)	(10,098)
Change in prepaid expenses, and other	(143)	251
Change in accounts payable and accrued liabilities	4,078	(2,917)
Change in due to related parties	290	(33)
	$(1,699)	$(12,385)

The significant non-cash financing and investing transactions:
Repayment of Sailfish Silver Loan (non-cash)	$993	-
Change in current liabilities relating to mining interest expenditures	1,540	899

19. GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended	December 31, 2024	December 31, 2023
Accounting and legal	$984	$818
Consulting fees	62	37
Directors' fees	265	365
Depreciation	127	103
General office expenses	167	173
Insurance	470	483
Investor relations and communications	184	157
Rent	6	3
Salaries and benefits	4,883	3,581
Stock-based compensation	1,022	650
Telephone and IT services	188	130
Transfer agent fees and regulatory fees	88	76
Travel	181	165
Withholding taxes on Term Loans	22	453
	$8,649	$7,194

20. ACCRETION AND INTEREST EXPENSE

For the year ended	December 31,	December 31,
	2024	2023
Accretion on asset retirement obligation (Note 14)	$194	$112
Accretion on Wexford Loan (Note 13 (a))	123	-
Interest expense - Wexford Loan (Note 13 (a))	631	884
Interest expense - other	23	53
Finance costs on derivative liability (Note 13 (b))	-	400
	$971	$1,449

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

21. INCOME TAX EXPENSE AND DEFERRED TAXES

(a) The income tax expense or recovery reported by the Company differs from the amounts obtained by applying the statutory income tax rates to the income or loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax expense is provided below:

For the year ended	December 31, 2024	December 31, 2023
Income for the year before income tax	$29,349	$8,883
Canadian statutory tax rate	27.0%	27.0%
Computed expected tax expense at statutory rates	7,924	2,399
Permanent Differences	249	906
Effect of change and difference in tax rate	1,472	692
Foreign Exchange returns and expiry of non-capital losses	814	(208)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	1,167	(1,086)
Change in deferred tax assets not recognized	(1,429)	(619)
	$10,197	$2,084

Current income tax expense	$6,973	$2,084
Deferred income tax expense	3,224	-
Total income tax expense	$10,197	$2,084

(b) The significant components of the Company's net deferred income tax asset and liabilities are as follows:

	December 31, 2024	December 31, 2023
For the year ended
Deferred tax assets:
Non-capital losses	$7,405	$7,676
Allowable capital losses	2,670	2,365
Share issuance costs and financing fees	11	72
Exploration and evaluation assets	-	2,715
Mineral property, plant and equipment	1,076	3,640
Other	1,774	1,382
Total deferred tax assets	12,936	$17,850
Deferred tax liabilities:
Exploration and evaluation assets	(493)	-
Loans and debentures	(2,130)	(2,600)
Other	(738)	(637)
Total deferred tax liabilities	(3,361)	$(3,237)
Unrecognized deferred tax assets	(12,799)	(14,613)
Net deferred tax liability	$3,224	$-

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

(c) The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the Company will generate future taxable income. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2024	Expiry date range	December 31, 2023	Expiry date range
Non-capital losses available for future years	$27,425	2038-2043	$24,264	2024-2043
Allowable capital losses	19,949	No expiry date	17,516	No expiry date
Share Issuance Costs and Financing Fees	41	2045-2047	267	2042-2046
Exploration and evaluation assets	559	No expiry date	9,108	No expiry date
Mineral property, plant and equipment	3,755	No expiry date	7,154	No expiry date
Provision for reclamation and rehabilitation	1,314	No expiry date	885	No expiry date
Wexford Loan	686	No expiry date		No expiry date
Other	4,462	No expiry date	3,659	No expiry date
Unrecognized deductible temporary differences	$58,191		$62,853

(d) The Company's unused non-capital losses in Canada of $27,400,000 are set to expire between 2039 and 2043.

22. FINANCIAL INSTRUMENTS AND LIQUIDITY RISK

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, receivables, accounts payable and the Term Loans and derivative liabilities. The carrying values of cash and cash equivalents, receivable and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Revised Wexford Loan is carried at amortized cost. The Sailfish Silver Loan derivative liability is carried at fair value determined by using a discounted cash flow model (refer to Note 13 (c)).

The Company’s derivative asset and liability is measured using level 3 inputs.

During the year ended December 31, 2024, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The Company's maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with reputable international metals trading companies. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk
Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

The following are the contractual maturities of financial liabilities:

At December 31, 2024	Carrying Amount $	Contractual Cash Flows $	Within 1 year $	1 to 2 years $	2 to 3 years $	3 to 6 years $
Accounts payable andaccrued liabilities	15,963	15,963	14,798	288	-	877
Term loans and derivative	6,609	6,609	1,803		-	4,806
Total	22,572	22,572	16,601	288	-	5,683

Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Commodity price risk
The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Sailfish Silver Loan. A 5% change in the market price of silver would change the derivative liabilities by approximately $74,000.

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk. The interest rate on the Term Loan is fixed at 10% per annum.

Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held by Mako and Goldsource, as their functional currency is the Canadian dollar and that are held by Stronghold, as their functional currency is the Guyanese dollar. Conversely for the Company’s subsidiaries whose functional currency is the US dollar, currency risk primarily arises from financial instruments denominated in Nicaraguan córdoba that are held at the subsidiary company level. As at December 31, 2024, a 5% change in the exchange rate between the Canadian dollar and the U.S. dollar would result in a net impact of approximately $14,000 and a 5% change in the exchange rate between the Guyanese dollar and the U.S. dollar would result in a net impact of approximately $8,000. Effective January 1, 2024, the exchange rate between the Nicaraguan có rdoba and the U.S. dollar has been fixed by the Central Bank of Nicaragua. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

23. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts.

In order to maintain or adjust the capital structure, the Company may issue new shares, debt and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2024 All tabular amounts are in thousands of United States dollars, unless otherwise stated

24. EVENTS AFTER THE REPORTING PERIOD

The following events took place subsequent to December 31, 2024:

(a) EG Acquisitions LLC Acquisition

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EG Acquisition LLC ("EGA"), acquiring 100% of the issued and outstanding common shares from Wexford EG Acquisition LLC ("Wexford EGA") an entity owned by the Company's controlling shareholder. EGA, is a private corporation incorporated in Delaware and owns 100% of the common shares of Golden Vertex Corp. ("GVC"), which owns the Moss gold mine located in Arizona.

Wexford EGA acquired GVC under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The purchase price for the EGA acquisition was $6,490,000, fully paid in cash.

No purchase price adjustments were made in connection with the settlement of the royalty disputes that arose in connection with the Bankruptcy Process, involving the 1% net smelter return royalty at the Moss mine held by affiliates of Sandstorm Gold Ltd. and the 3% net smelter return royalty at the Moss mine held by Patriot Gold Corporation, which are still before the United States Bankruptcy Court for the District of Arizona. Should the settlement dispute be unsuccessful the net smelter return royalty will remain.

(b) Sailfish Silver Loan

The Company delivered 40,500 ounces of silver for the January to March 2025 installments on the Sailfish Silver Loan.

(c) Equity transactions

162,100 common shares were issued on the exercise of 162,100 stock options with a weighted average exercise price of C$2.83 per common share for gross proceeds of $322,325 (C$459,145).

The Company purchased 534,800 common shares under the NCIB-2025 for $1,357,043 (C$1,954,531.)

420,097 warrants were exercised with an exercise price of C$2.50 per warrant for gross proceeds of $732,794 (C$1,052,268).

(d) Wexford Loan

An interest payment of $316,978 was made on the Wexford Loan.

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